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                             October 6, 2021

       Xiong Luo
       Chief Executive Officer
       Sino Green Land Corp.
       10/F, Tower A, Manulife Financial Centre, 223-231
       Wai Yip Street, Kwan Tong
       Kowloon, Hong Kong

                                                        Re: Sino Green Land
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed September 7,
2021
                                                            File No. 000-53208

       Dear Mr. Luo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed September 7, 2021

       Introductory Comment, page 3

   1.                                                   We note your revised
disclosure on page 3, which states that "because of the Company   s
                                                        subsidiary in Hong Kong
its operations there, there is always a risk that the Chinese government may in the
future seek to affect operations of any company with any level of operations in China . .
.. ." Please also discuss here how the policies of the Chinese government, including
the implementation of the National Security Law in Hong Kong, has or may impact your
ability to operate with legal certainty, as you discuss in greater detail on page 13.
   2. Please also provide disclosure here that addresses the risks arising from the legal system in China, including
risks and uncertainties regarding the enforcement of China   s laws in
                                                        Hong Kong and that
rules and regulations in China can change quickly with little advance
 Xiong Luo
Sino Green Land Corp.
October 6, 2021
Page 2
      notice, as you discuss in greater detail on page 12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameXiong Luo
                                                             Division of
Corporation Finance
Comapany NameSino Green Land Corp.
                                                             Office of Trade &
Services
October 6, 2021 Page 2
cc:       Jackson Morris
FirstName LastName